

BC FORM 53-901F
SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT AND SECTION 151 OF THE SECURITIES RULES

1. **Reporting Issuer:** **Rock Resources Inc.**
Suite #610 – 1111 Melville Street
Vancouver, B.C.
V6E 3V6

2. **Date of Material Change:** December 8th, 2003

3. **Press Release:**
A news release dated December 8th, delivered to Stockwatch and Market News.

4. **Summary of Material Change:**

Shares for Debt Settlement. Management is pleased to report the satisfactory completion and filing of the settlement of $436,651.88 of debt for the issue of 1,164,405 new post consolidated common shares at a post consolidated discounted price of thirty-seven point five cents per share, subject to TSX Venture Exchange (Exchange) acceptance.

Further to and correcting the Company's news release of November 25, 2003, in order to obtain the shares for debt settlements specified, the Company needed to offer the settlement price per post-consolidated share that included the discount to market allowed pursuant to Exchange policy.. Therefore the price per post-consolidated share has been reduced to $0.375 from the $0.50 announced November 25, 2003.

Consolidation. The Company has filed for the Company's Share Capital to be consolidated on the basis of ten old common shares for one new common share, subject to Exchange acceptance.

Name Change. The Company has filed for the Company's Name to be changed to **"Adroit Resources Inc."**, subject to Exchange acceptance.

5. **Full Description of Material Change:** See attached news release dated December 8th, 2003.

6. **Reliance on Section 85(2) of the Act:** N/A

7. **Omitted Information:** Nil

8. **Senior Officer Contact:**

Graeme Rowland, Chairman and President

9. **Statement of Senior Officer:**

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this 8th December, 2003.

(signed "Graeme Rowland")

Graeme Rowland
Chairman & President

ROCK RESOURCES INC. (TSXV) RCK
(the "Company")

News Release: **SHARES FOR DEBT COMPLETED AND CORPORATE UPDATE**
Dated: December 8, 2003

Shares for Debt Settlement. Management is pleased to report the satisfactory completion and filing of the settlement of $436,651.88 of debt for the issue of 1,164,405 new post consolidated common shares at a post consolidated discounted price of thirty-seven point five cents per share, subject to TSX Venture Exchange (Exchange) acceptance. Included in the debts are $70,000 ($22,500 by Directors) of loans made to the Company for which the Company has agreed, subject to Exchange acceptance, to pay a bonus in the form of post consolidated shares equal to 20% of the loan principle. Also included are debts due to Directors, or companies controlled by directors, totaling $96,190.45 including the directors loans of $22,500.

Further to and correcting the Company's news release of November 25, 2003, in order to obtain the shares for debt settlements specified, the Company needed to offer the settlement price per post-consolidated share that included the discount to market allowed pursuant to Exchange policy. Therefore the price per post-consolidated share has been reduced to $0.375 from the $0.50 announced November 25, 2003.

Consolidation. The Company has filed for the Company's Share Capital to be consolidated on the basis of ten old common shares for one new common share, subject to Exchange acceptance.

Name Change. The Company has filed for the Company's Name to be changed to **"Adroit Resources Inc."**, subject to Exchange acceptance.

In making the announcement, Graeme Rowland, Chairman and President of Rock Resources said, "I very much appreciate the support of the Company's creditors in agreeing to settle the Company's debts by the issue of shares and thank them on behalf of all shareholders for the confidence they have shown in the Company's future."

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland,
Chairman and President

Suite #610 – 1111 Melville Street, Vancouver, BC V6E 3V6
Tel: (604) 688-3304 - Fax: (604) 682-6038
E-mail: info@rockresources.com - Web Site: www.rockresources.com

ROCK RESOURCES Inc. (TSXV: RCK)
("The Company")

News Release: **SHARES FOR DEBT COMPLETED AND CORPORATE UPDATE**
Dated: December 8, 2003

Shares for Debt Settlement. Management is pleased to report the satisfactory completion and filing of the settlement of $436,651.88 of debt for the issue of 1,164,405 new post consolidated common shares at a post consolidated discounted price of thirty-seven point five cents per share, subject to TSX Venture Exchange (Exchange) acceptance. Included in the debts are $70,000 ($22,500 by Directors) of loans made to the Company for which the Company has agreed, subject to Exchange acceptance, to pay a bonus in the form of post consolidated shares equal to 20% of the loan principle. Also included are debts due to Directors, or companies controlled by directors, totaling $96,190.45 including the directors loans of $22,500.

Further to and correcting the Company's news release of November 25, 2003, in order to obtain the shares for debt settlements specified, the Company needed to offer the settlement price per post-consolidated share that included the discount to market allowed pursuant to Exchange policy. Therefore the price per post-consolidated share has been reduced to $0.375 from the $0.50 announced November 25, 2003.

Consolidation. The Company has filed for the Company's Share Capital to be consolidated on the basis of ten old common shares for one new common share, subject to Exchange acceptance.

Name Change. The Company has filed for the Company's Name to be changed to **"Adroit Resources Inc."**, subject to Exchange acceptance.

In making the announcement, Graeme Rowland, Chairman and President of Rock Resources said, "I very much appreciate the support of the Company's creditors in agreeing to settle the Company's debts by the issue of shares and thank them on behalf of all shareholders for the confidence they have shown in the Company's future."

On behalf of the Board of Directors:

"Graeme Rowland"

Graeme Rowland,
Chairman and President

Suite #610 – 1111 Melville Street, Vancouver, BC V6E 3V6
Tel: (604) 688-3304 - Fax: (604) 682-6038
E-mail: info@rockresources.com - Web Site: www.rockresources.com